TREEFORT, LLC

**FINANCIAL STATEMENTS
JUNE 30, 2019 AND 2018**

Deaton & Company, Chartered
Certified Public Accountants
215 North 9th, Suite A
Pocatello, ID 83201-5278
(208) 232-5825
Members of the Idaho Society of Certified Public Accountants
Members of the American Institute of Certified Public Accountants



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Treefort, LLC
Pocatello, Idaho

We have reviewed the accompanying financial statements of Treefort, LLC (a partnership), which comprise the balance sheet as of June 30, 2019, and 2018, and the related statements of operations and owners' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Deaton & Company

Pocatello, Idaho
November 13, 2020

TREEFORT, LLC
BALANCE SHEET
FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 19,358	$ 105,351
Prepaid expense	9,674	5,165
Accounts receivable	151,774	13,311
Eventbrite reserve	-	9,548
Loan to collective puppet	-	2,500
	180,806	135,875
LONG-TERM ASSETS		
Fixed assets		
Furniture and fixtures	5,694	5,694
Less accumulated depreciation	2,734	1,671
	2,960	4,023
TOTAL ASSETS	$ 183,766	$ 139,898
LIABILITIES AND OWNER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 475	$ 2,650
Sales tax payable	-	26,476
Payable to Shandro group	1,365	330
Note payable - line of credit	4,472	1,776
Accrued expenses	8,443	5,461
Accrued payroll	6,019	5,171
Payroll liabilities	11,296	7,290
Unearned revenue	134,563	89,778
	166,633	138,932
TOTAL LIABILITIES	$ 166,633	$ 138,932
OWNERS' EQUITY		
Retained earnings	17,133	966
TOTAL LIABILIES AND OWNERS' EQUITY	$ 183,766	$ 139,898


TREEFORT, LLC
STATEMENT OF OPERATIONS, AND OWNERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2019 AND 2018


	2019	2018
REVENUE	$ 1,761,897	$ 1,485,015
COST OF SALES	(204,496)	(164,913)
TOTAL REVENUE	1,557,401	1,320,102
OPERATING EXPENSES		
Charitable donations	-	1,340
Contract labor	213,975	191,364
Decorations	25,138	23,871
Depreciaton	1,063	1,064
Fees	30,954	12,818
Hospitality	13,304	13,141
Marketing	108,984	91,790
Meals	8,477	5,364
Office supplies	6,527	3,227
Payroll and payroll expense	243,638	212,311
Payroll taxes	17,545	15,339
Phone	7,377	5,319
Postage	613	944
Production	354,786	330,771
Rent	7,150	5,325
Repairs	54	-
Software	16,667	11,892
Staff relations	18,025	13,417
Talent	448,991	502,160
Travel	15,289	12,409
Insurance	2,350	1,356
	1,540,907	1,455,222
OPERATING INCOME	16,494	(135,120)
OTHER INCOME OR (DEDUCTIONS)		
Interest expense	(327)	(1,541)
	(327)	(1,541)
NET INCOME (LOSS)	16,167	(136,661)
OWNERS' EQUITY - JANUARY 1	966	137,627
OWNERS' EQUITY - DECEMBER 31	$ 17,133	$ 966


See Independent Accountant's Review Report and Notes to Financial Statements


TREEFORT, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

	2019	2018
OPERATING ACTIVITIES		
Net income	$ 16,167	$ (136,661)
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	1,063	1,064
(Increase) decrease in operating assets		
Accounts receivable	(138,463)	14,104
Reserve	9,548	(8,977)
Prepaid expense	(4,509)	(5,165)
Increase (decrease) in operating liabilities:		
Payroll payable	(28,651)	28,298
Shandro group payable	1,035	330
Credit card payable	2,696	(9,951)
Accrued expenses	2,982	2,636
Accrued payroll	848	1,500
Payroll liabilities	4,006	1,087
Unearned revenue	44,785	33,216
Net cash used by operating activities	(88,493)	(78,519)
FINANCING ACTIVITES		
Principal payments	2,500	(2,500)
Net cash provided (used) by financing activities	2,500	(1,785)
NET CHANGE IN CASH	(85,993)	(80,304)
CASH AT BEGINNING OF YEAR	105,351	185,655
CASH AT END OF YEAR	$ 19,358	$ 105,351

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Treefort LLC (the Company) is presented to assist in understanding the Company's financial statements. The Company is an entertainment producer that promotes arts of various forms. The financial statements and notes are the representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of these financial statements.

Nature of Operations

The Company specializes in sponsoring environmentally responsible music festivals in the Boise, Idaho area.

Revenue and Cost Recognition

The Company recognizes revenues on the contract method of accounting. As the Company does not provide contracts for goods or services, revenue is recognized once goods and services are provided.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. The Company uses the direct write-off method of accounting for bad debts. The Company has a history of very minimal bad debt write-offs which have not been material to the financial statements. As such no allowance for bad debts has been recognized. Management has determined the difference between the direct write-off method and GAAP to not be material.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided for using the straight-line method. Depreciation expense for the years ended June 30, 2019, and 2018, was $1,063 and $1,064, respectevly.

The estimated service lives and accumulated depreciation of property and equipment are principally as follows:

Description	Estimated Useful Lives	Accumulated Depreciation
Office equipment	10-30	$ 2,734

Expenditures for repairs and maintenance are charged directly to expense; renewals and betterments, with an expected life greater than one year, are capitalized.

Advertising

Advertising cost are charged to operations as they are incurred.

TREEFORT, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

<u>Income Taxes</u>

The Company is a partnership for income tax purposes. Therefore, the income tax liability is the partners' responsibility.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a financial institution covered by FDIC. The balance of deposits held in the bank on June 30, 2019, and 2018 is $19,358 and $105,351, respectively. These deposits are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE C - SUBSEQUENT EVENTS

Subsequent events have been considered up to November 13, 2020, the date the financial statements were issued. Since the end of the fiscal year, COVID-19 has had a major impact on the Company.

In 2020 the festival was canceled and ticket holders had the option to use the tickets for the following year or receive a refund. The festival for 2021 was postponed from March 2021 to September 2021. Management did not see a material amount of ticket refund requests that were sold in 2019, for the subsequent festival.

NOTE D - RELATED PARTY TRANSACTIONS

The Company has a payable to the Shandro Group that is a majority interest owner in the Company. The Company also has a line of credit available up to $25,000 from the Shandro Group. (See NOTE - F)

NOTE E - UNEARNED REVENUE

The Company has unearned revenue from presales of tickets for the next years festival. These tickets are subject to being refunded in the case of cancelation of the festival.

NOTE F - LINE OF CREDIT

The Company has a line of credit up to $25,000. This line of credit has an APR of 7.731% with a $100 annual fee. The balance of this is $4,472 and $1,776 for 2019 and 2018 respectively.